     This announcement is not an offer to purchase or a solicitation of an offer to sell ADSs or Shares (as each is defined below). The U.S. Offer (as defined below) is made solely by the U.S. Offer to Purchase, dated April 9, 2007 and the related ADS Letter of Transmittal (each as defined below) and any amendments or supplements thereto and is being made to all holders of ADSs. The Venezuelan Offer (as defined below) is made solely by the Venezuelan Offer to Purchase, dated April 8, 2007 and the related Supplement, dated April 8, 2007 and Share Letter of Transmittal. The Offers (as defined below) are not being made to, nor will tenders be accepted from or on behalf of, holders of ADSs or Shares in any jurisdiction in which the making of the Offers or the acceptance thereof would not comply with the laws of that jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Bolivarian Republic of Venezuela by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
NOTICE OF U.S. OFFER TO PURCHASE FOR CASH
ANY AND ALL OUTSTANDING AMERICAN DEPOSITARY SHARES
OF
COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
FOR
US$14.84791 PER AMERICAN DEPOSITARY SHARE (“ADS”)
(each ADS representing 7 Class D Shares of Common Stock of
Compañia Anónima Nacional Teléfonos de Venezuela (CANTV))
AND
NOTICE OF VENEZUELAN OFFER TO PURCHASE FOR CASH
ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
(other than those beneficially owned by the
Bolivarian Republic of Venezuela)
OF
COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
FOR
THE BOLIVAR EQUIVALENT OF US$2.12113 PER SHARE OF COMMON STOCK
(such price to be based on the official exchange rate
as of the settlement date of the Venezuelan Offer)
BY
THE BOLIVARIAN REPUBLIC OF VENEZUELA
THE U.S. OFFER AND THE VENEZUELAN OFFER, AND THE WITHDRAWAL RIGHTS (AS DESCRIBED BELOW), EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 8, 2007, UNLESS EXTENDED (OR EARLIER TERMINATED).
     The Bolivarian Republic of Venezuela (the “Venezuelan Republic”) is offering, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 9, 2007 (the “U.S. Offer to Purchase”), and the accompanying ADS Letter of Transmittal (together, as amended or supplemented from time to time, the “U.S. Offer”), to purchase any and all outstanding American Depositary Shares (“ADSs”) of Compañia Anónima Nacional Teléfonos de Venezuela, a company (compañía anónima) organized under the laws of the Bolivarian

Republic of Venezuela (“CANTV”), at a price of US$14.84791 per ADS in cash, without interest and subject to downward adjustment to reflect any dividends declared after March 30,2007 and paid by CANTV with a record date that is fixed as of a date prior to the Venezuelan Republic’s acceptance for payment of ADSs tendered into the U.S. Offer. The capital stock of CANTV is divided into four classes of common stock, nominal value Bs. 36.90182224915 per share (“Common Shares”): Class A, Class B, Class C, and Class D. Each ADS represents seven Class D Common Shares. The U.S. Offer is open to all holders of ADSs, wherever the holders are located, but is not open to holders of Common Shares.
     In conjunction with the U.S. Offer, the Venezuelan Republic is offering, upon the terms and subject to the conditions set forth in the Venezuelan Offer to Purchase, dated April 8, 2007 (the “Venezuelan Offer to Purchase”), and the related Supplement, dated April 8, 2007 (the “Supplement”), and Share Letter of Transmittal (together, as amended and supplemented from time to time, the “Venezuelan Offer” and, together with the U.S. Offer, the “Offers”) to purchase all outstanding Common Shares (other than those beneficially owned by the Venezuelan Republic, which represent approximately 6.59% of CANTV’s outstanding capital stock) at a price equal to the Bolivar equivalent (based on the official exchange rate for the sale of U.S. dollars by Banco Central de Venezuela (the Central Bank of Venezuela) (“Bolivar Exchange Rate”) as of the settlement date for the Venezuelan Offer on the Caracas Stock Exchange) of US$2.12113 per Common Share in cash, but subject to downward adjustment to reflect any dividends declared after March 30, 2007 and paid by CANTV with a record date that is fixed as of a date before the settlement date for the Venezuelan Offer and to a 1% withholding tax on proceeds from the sale of shares on the Caracas Stock Exchange (unless otherwise provided by an applicable income tax treaty). Based on the Bolivar Exchange Rate of Bs. 2,150.00 per U.S. dollar on April 6, 2007, the Bolivar equivalent of US$2.12113 is Bs. 4,560.43. The price to be paid in the U.S. offer would also be adjusted upward or downward to reflect changes, if any, in the Bolivar Exchange Rate that affect the U.S. dollar value of the March 30, 2007 dividend described in the U.S. Offer to Purchase. The Venezuelan Offer is open to all holders of Common Shares, wherever the holders are located.
     The Venezuelan Republic may purchase Common Shares during, but outside of, the U.S. Offer pursuant to the Venezuelan Offer and may purchase Class D Common Shares (in the form of ADSs) during, but outside of, the Venezuelan Offer pursuant to the U.S. Offer. The price per ADS payable in the U.S. Offer will be the same as the price per Common Share payable in the Venezuelan Offer when adjusted to reflect that each ADS represents seven Class D Common Shares. The purchase price for each ADS pursuant to the U.S. Offer is payable in U.S. dollars. The purchase price for each Common Share pursuant to the Venezuelan Offer is payable in Venezuelan Bolivars.
     Holders of Class D Common Shares who wish to participate in the U.S. Offer may deposit their Class D Common Shares (the “Deposited Class D Common Shares”) with Banco de Venezuela, SACA or Banco Venezolano de Crédito, as custodians ( “Custodians”), for the account of The Bank of New York, as the depositary for the ADS facility (the “ADS Depositary”) pursuant to the Amended and Restated Deposit Agreement, dated September 10, 2000 (the “Deposit Agreement”), among CANTV, the ADS Depositary and holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder. In connection with such deposit, holders must deliver to the Custodians the required documentation for the deposit of Class D Common Shares, including instructions for the ADSs to be issued therefor to be delivered to the receiving agent for the U.S. Offer (the “ADS Receiving Agent”). Those holders must also deliver the ADS Letter of Transmittal and other documentation required for tendering ADSs to the ADS Receiving Agent. Upon the Venezuelan Republic’s acceptance for payment of ADSs tendered in the U.S. Offer, the ADS Depositary will deliver ADSs for Deposited Class D Common Shares (taking into account that each ADS represents seven Class D Common Shares) and, in accordance with the holders’ instructions, deliver those ADSs to the ADS Receiving Agent for tender into the U.S. Offer. Holders of Deposited Class D Common Shares will not be responsible for any fees relating to such deposit of their Class D Common Shares.
     Holders of ADSs who wish to participate in the Venezuelan Offer may surrender the ADRs representing their ADSs to the ADS Depositary, withdraw the Class D Common Shares represented by their ADSs and tender their Class D Common Shares into the Venezuelan Offer. Holders will bear all fees and expenses under the Deposit Agreement in connection with any withdrawal of Class D Common Shares under the Deposit Agreement.
     Pursuant to, and subject to the terms and conditions of, a memorandum of understanding, dated February 12, 2007 (the “Verizon Memorandum”), among the Venezuelan Republic, Verizon Communications Inc. (“Verizon”) and Verizon’s affiliate, GTE Venholdings B.V. (“GTE Venholdings”), GTE Venholdings has agreed to tender all ADSs and Common Shares owned beneficially or of record by it (representing approximately 28.51% of CANTV’s outstanding capital stock) into the Offers.

     The tender of ADSs and Common Shares in the Offers according to any one of the procedures described in the U.S. Offer to Purchase and the Venezuelan Offer to Purchase will constitute the tendering holder’s irrevocable waiver and release, to the maximum extent permissible under applicable law and effective upon the Venezuelan Republic’s payment for the ADSs tendered pursuant to the U.S. Offer, or the Common Shares tendered in the Venezuelan Offer, of any and all claims of any nature that such tendering holder might have against the Venezuelan Republic or any of its affiliates in relation to the Offers or to such holder’s ownership of ADSs and/or Common Shares.
     The Venezuelan Republic does not have any current plans or proposals following completion of the Offers for any subsequent offering period or to propose any second-step merger or other business combination that would cause ADSs and Common Shares which are not purchased pursuant to the Offers to be cashed out in a merger or similar transaction, but reserves the right to consider such a transaction in the future.
     The Venezuelan Republic’s obligation to accept ADSs for purchase under the U.S. Offer and Common Shares for purchase under the Venezuelan Offer is subject to certain conditions set forth in the U.S. Offer to Purchase and the Venezuelan Offer to Purchase, respectively. The Offers are not subject to any financing condition, but are subject to a minimum tender condition whereby the Venezuelan Republic is not obligated to purchase ADSs and Common Shares validly tendered into the Offers and not withdrawn unless the number of such tendered ADSs and Common Shares, when added to the number of Common Shares already beneficially owned by the Venezuelan Republic, represent at least a majority of the then-outstanding Common Shares (including Class D Common shares represented by ADSs).
     If any condition to the U.S. Offer is not satisfied on or before the expiration date, the Venezuelan Republic may, subject to applicable law and regulations, (1) terminate the U.S. Offer and return all tendered ADSs to tendering holders, (2) extend the U.S. Offer and, subject to withdrawal rights set forth below, retain all such ADSs until the expiration of the U.S. Offer as so extended, (3) waive any conditions that have not been satisfied and, subject to any requirement to extend the period of time during which the U.S. Offer is open, purchase all ADSs validly tendered and not withdrawn on or prior to the expiration date for the U.S. Offer, or (4) subject to applicable law, delay acceptance for payment of, or payment for, ADSs until satisfaction or waiver of the conditions to the U.S. Offer.
     If any condition to the Venezuelan Offer is not satisfied on or before the expiration date for the Venezuelan Offer, the Venezuelan Republic may, subject to applicable Venezuelan law and regulations (including approval from the Venezuelan securities commission), (1) terminate the Venezuelan Offer and return all tendered Common Shares to tendering holders, (2) extend the Venezuelan Offer, (3) waive any conditions that have not been satisfied and purchase all Common Shares validly tendered and not withdrawn, or (4) modify the conditions to the Venezuelan Offer.
     CANTV has not publicly taken a position as to whether it recommends acceptance or rejection of the Offers, whether it expresses no opinion and remains neutral toward the Offers, or whether it is unable to take a position with respect to the Offers. Under applicable U.S. law, CANTV is required to publish, send or give to holders of ADSs and Common Shares within ten business days from the commencement date of the U.S. Offer, a statement disclosing whether CANTV supports, rejects or does not take a position on the U.S. Offer. Under Venezuelan law, CANTV is required to file a statement with the Venezuelan securities commission that states whether it supports, rejects or does not take a position on the Venezuelan Offer within five Venezuelan stock exchange trading days from commencement of the Venezuelan Offer.
     Record holders who tender ADSs or Common Shares into the Offers will not have to pay brokerage fees or similar expenses. If ADSs or Common Shares are held through a broker or other nominee, that broker or nominee may charge a fee for tendering those securities on the holder’s behalf and the Venezuelan Republic will not be responsible for paying that fee.
     For ADSs to be validly tendered pursuant to the U.S. Offer, prior to the expiration date for the U.S. Offer (1) a properly completed and duly executed ADS Letter of Transmittal (or a copy thereof with original signatures), together with the ADRs representing the ADSs being tendered, any required signature guarantees, and any other documents required by the ADS Letter of Transmittal, must be received by the ADS Receiving Agent at one of its addresses listed on the back cover of the U.S. Offer to Purchase, or (2) if ADSs are held in book-entry form, the ADSs must be transferred pursuant to the procedures for book-entry transfer described in Section 3 of the U.S. Offer to Purchase, and a confirmation of such delivery, together with any other required documents, must be received by the ADS Receiving Agent at one of its addresses listed on the back cover of the U.S. Offer to Purchase. Alternatively the tendering ADS holder may comply with the guaranteed delivery procedure described in the U.S. Offer to Purchase.
     For Common Shares to be validly tendered pursuant to the Venezuelan Offer, the Share Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Share Letter of Transmittal must be received by the holder’s brokerage house or licensed securities dealer or, in the event there is no broker or dealer, at the offices of Econoinvest Casa de Bolsa, C.A. (the “Coordinator of the Venezuelan Offer”) at its address set forth in the Venezuelan Offer to Purchase or at the offices of Grupo de Empresas Econoinvest, which address will be publicly announced in a national publication in Venezuela.
     Upon the terms and subject to the conditions of the U.S. Offer, the Venezuelan Republic will accept for payment ADSs validly tendered into the U.S. Offer by giving written notice to the ADS Receiving Agent of its acceptance of the tenders of such ADSs. The Venezuelan Republic will accept for payment ADSs validly tendered into the U.S. Offer upon the settlement of the purchase of the Common Shares on the Caracas Stock Exchange at the special session of the Caracas Stock Exchange (the “CANTV Special Session”). The ADS Receiving Agent will receive payment for ADSs tendered in the U.S. Offer promptly following the CANTV Special Session, which will be held no later than five Caracas Stock Exchange trading days following the expiration date of the Offers (assuming the Offers expire simultaneously). The ADS Receiving Agent will make payment to tendering holders as promptly as practicable thereafter.
     Upon the terms and subject to the conditions of the Venezuelan Offer, the Venezuelan Republic will accept for payment and pay for Common Shares validly tendered and not withdrawn on or prior to the expiration date of the Venezuelan Offer no later than ten Venezuelan stock exchange trading days following the expiration date of the Venezuelan Offer.
     The Venezuelan Republic reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment of or the payment for ADSs or Common Shares in order to comply in whole or in part with any applicable law. Under no circumstances will interest be paid on the purchase price offered by the Venezuelan Republic in connection with the Offers, regardless of any extension of the Offers or any delay in payment for the ADSs or Common Shares.
     The term “expiration date” means with respect to each Offer 5:00 p.m., New York City time, on Tuesday, May 8, 2007, unless the Venezuelan Republic extends the period of time for which each of the Offers is open, in which case the term “expiration date” means with respect to each Offer the latest time and date on which such Offer, as so extended, expires.
     The Venezuelan Republic reserves the right, subject to applicable law, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions set forth in the U.S. Offer to Purchase shall have been satisfied, to extend for any reason the period of time during which the U.S. Offer remains open, including upon the occurrence of any of the events described under Section 10 of the U.S. Offer to Purchase, and to provide a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to delay acceptance for payment of or payment for ADSs tendered into the U.S. Offer, as so extended, by giving oral or written notice of such extension or amendment to the ADS Receiving Agent.
     The Venezuelan Republic reserves the right, subject to applicable Venezuelan law and regulations (which among other things, requires the prior approval of the Venezuelan securities commission), in its sole discretion, to extend for any reason the period of time during which the Venezuelan Offer remains open, including upon the occurrence of any of the events described under Section 6.1.3 of the Venezuelan Offer to Purchase.
     Any such extension of the U.S. Offer or the Venezuelan Offer will be followed as promptly as practicable by public announcement thereof.
     Generally, a U.S. Holder (as defined in Section 5 of the U.S. Offer to Purchase and the Supplement to the Venezuelan Offer to Purchase) who sells ADSs pursuant to the U.S. Offer or Common Shares pursuant to the Venezuelan Offer will recognize taxable gain or loss for U.S. federal income tax purposes equal to the difference between the holder’s amount realized and the holder’s tax basis in the ADSs or Common Shares sold. Generally, gain on the sale of ADSs realized by a Non-Resident of Venezuela (as defined in Section 5 of the U.S. Offer to Purchase and Section 6.3 of the Venezuelan Offer to Purchase) will not be subject to Venezuelan income tax. The

Caracas Stock Exchange will withhold tax at a rate of 1% on the gross amount of the payments made to holders who tender Common Shares in the Venezuelan Offer, although certain persons may be entitled to relief from such withholding under an applicable tax treaty. Holders of ADSs or Common Shares should consult with their tax advisors as to the tax consequences of the Offers, including under applicable state, local, federal or Venezuelan or other foreign income and other tax laws. See Section 5 the U.S. Offer to Purchase, Section 6.3 of the Venezuelan Offer to Purchase and the Supplement.
     ADSs tendered pursuant to the U.S. Offer may be withdrawn at any time prior to the expiration date of the U.S. Offer. For a withdrawal in the U.S. Offer to be effective, a manually signed notice of withdrawal must be timely received by the ADS Receiving Agent at one of its addresses listed on the back cover of the U.S. Offer to Purchase. If the ADSs to be withdrawn have been delivered to the ADS Receiving Agent, a manually signed notice of withdrawal with signatures guaranteed by an Eligible Institution (if signature guarantee was required on the original ADS Letter of Transmittal) must be submitted prior to the release of such ADSs. In addition, such notice must specify, in the case of ADSs tendered by delivery of ADRs, the name of the registered holder (if different from that of the tendering holder) and the serial numbers shown on the particular ADRs or, in the case of ADSs tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn ADSs. If the withdrawal notice relates to ADSs to be issued in exchange for Deposited Class D Common Shares, the ADS Receiving Agent will instruct the Custodian to return the Deposited Class D Common Shares in accordance with the instructions set forth in the notice of withdrawal.
     Common Shares tendered pursuant to the Venezuelan Offer may be withdrawn at any time prior to the expiration date of the Venezuelan Offer. For a withdrawal of Common Shares tendered under the Venezuelan Offer to be effective, a written notice of withdrawal from the person that signed the Share Letter of Transmittal must be received before 5:00 p.m., Caracas time, on the expiration date of the Venezuelan Offer by the entity which originally received the Share Letter of Transmittal pursuant to which the Common Shares were tendered, which notice must specify the number of Common Shares to be withdrawn. Withdrawals may not be rescinded and ADSs and Common Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offers. However, withdrawn ADSs and Common Shares may be re-tendered by again following one of the procedures described in Section 3 of the U.S. Offer to Purchase or in Section 1.17 of the Venezuelan Offer to Purchase, respectively.
     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Venezuelan Republic, in its sole discretion, which determination shall be final and binding. None of the Venezuelan Republic, the ADS Receiving Agent, the Information Agent, the Coordinator of the Venezuelan Offer or any other person or entity will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.
     The information regarding the U.S. Offer which is required to be disclosed pursuant to paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the U.S. Offer to Purchase and is incorporated herein by reference. The information regarding the Venezuelan Offer which is required to be disclosed pursuant to paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Venezuelan Offer to Purchase and related Supplement and is incorporated herein by reference.
     The description of the Offers contained herein is not complete and, with respect to the U.S. Offer, is qualified in its entirety by reference to the U.S. Offer to Purchase, the ADS Letter of Transmittal and related documents and, with respect to the Venezuelan Offer, is qualified in its entirety by reference to the Venezuelan Offer to Purchase, the Supplement, the Share Letter of Transmittal and related documents. Those documents contain important information that should be read carefully before any decision is made with respect to the U.S. Offer or the Venezuelan Offer.
     Any questions concerning the U.S. Offer or requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Copies of the U.S. Offer to Purchase, the ADS Letter of Transmittal and related documents may be obtained by contacting the Information Agent and will be furnished promptly upon request at the expense of the Venezuelan Republic. Beneficial holders of ADSs may also contact their broker, dealer, commercial bank or trust company for assistance concerning the U.S. Offer.

The Information Agent for the U.S. Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers, Call Collect: (212) 269-5550
All Others, Call Toll Free: (800) 431-9645
     Any questions concerning the Venezuelan Offer or requests for assistance may be directed to the Coordinator of the Venezuelan Offer at its address and telephone number listed below. Copies of the Venezuelan Offer to Purchase, the Supplement and the Share Letter of Transmittal may be obtained by contacting the Coordinator of the Venezuelan Offer and will be furnished promptly upon request at the Venezuelan Republic’s expense. Beneficial holders of Common Shares may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Venezuelan Offer.
The Coordinator for the Venezuelan Offer is:
Econoinvest Casa de Bolsa, C.A.
Avenida Francisco de Miranda
Torre Mene Grande, PB
Los Palos Grandes, Caracas
Teléfono: 0-800-ECONOINVEST (326-66-46)
APRIL 9, 2007